UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

Date of Event Reported: March 08, 2012

Commission File Number 001-15190

Satyam Computer Services Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Mahindra Satyam Infocity

Unit — 12, Plot No. 35/36

Hi-tech City layout, Survey No. 64, Madhapur

Hyderabad — 500 081

Andhra Pradesh, India

(91) 40 3063 6363

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

Other Events

On August 12, 2011, Citibank, N.A., in its capacity as ADR Depositary (the “Despositary”), disseminated to the holders of American Depositary Shares (“ADSs”) of Satyam Computer Services Ltd (Mahindra Satyam) (the “Company”), a Notice of Termination of ADR Facility, which notice was furnished by the Company on Form 6-K on August 15, 2011.

On November 18, 2011, the Depositary disseminated a further Notification of Termination of ADR Facility (the “November Notice”), which notice was furnished by the Company on Form 6-K on November 18, 2011. In the November Notice the Depositary, among other things, provided additional information on the withholding taxes that it has determined are required to be deducted from the sale proceeds in the case of ADSs outstanding at the end of March 12, 2012 and sold by the Depositary. These taxes and other incidental expenses that the Depositary may deduct will have an adverse consequence on the ADS holders.

The Depositary disseminated further Notice of Termination of ADR Facility (the “January Notice”) to the Euroclear, Clearstream, DTC and a Notification to the Broker community dated January 31, 2012 on permanent closure of books for cancellations effective close of business March 12, 2012, which were furnished by the Company on Form 6-K on February 03, 2012.

On February 24, 2012, the Depositary disseminated further follow up Notice of Termination of ADR Facility (the “February Notice”) which was furnished by the Company on Form 6-K on February 27, 2012.

The Depositary disseminated further Notice of Termination of ADR Facility to the Euroclear, Clearstream and DTC on extension of time for presenting ADSs for cancellations upto March 16, 2012. A copy of the Notice is attached as Exhibit 99.1 hereto, and is incorporated herein by this reference.

On March 06, 2012, the Depositary disseminated a Notification to the Broker community on extension of permanent closure of books for cancellations effective close of business March 16, 2012 (extended from March 12, 2012). A copy of the Notification is attached as Exhibit 99.2 hereto, and is incorporated herein by this reference.

Exhibits:

Ex-99.1	Notice of Termination dated as of March 06, 2012
Ex-99.2	Notification to Broker community dated as of March 06, 2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there under duly authorized.

Satyam Computer Services Ltd.

/s/ G. Jayaraman
Name: G. Jayaraman
Title: Company Secretary

Date: March 08, 2012